EXHIBIT 15







USF&G Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-3) of USF&G Corporation for the registration of $600 million of its debt securities, preferred stock, common stock and warrants of our reports dated May 13, 1993, August 12, 1993 and November 12, 1993 relating to the unaudited condensed consolidated interim financial statements of USF&G Corporation that are included in its Forms 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993.

Pursuant to Rule 436(c) of the Securities Act of 1933 our reports are not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.


    /s/  ERNST & YOUNG

Baltimore, Maryland
January 20, 1994